JULY 17, 2011 Supplemental Information for the Transatlantic Holdings, Inc. Board of Directors FILED BY VALIDUS HOLDINGS, LTD. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14a-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934 SUBJECT COMPANY: TRANSATLANTIC HOLDINGS, INC. COMMISSION FILE NO. 001-10545

Cautionary Note Regarding Forward-looking Statements This presentation may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature are often used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following: 1) uncertainty as to whether Validus will be able to enter into or consummate the proposed transaction on the terms set forth in Validus' proposal; 2) uncertainty as to the actual premium that will be realized by Transatlantic stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits (including combination synergies) of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Validus and Transatlantic; 4) uncertainty as to the long-term value of Validus ordinary shares; 5) unpredictability and severity of catastrophic events; 6) rating agency actions; 7) adequacy of Validus' or Transatlantic’s risk management and loss limitation methods; 8) cyclicality of demand and pricing in the insurance and reinsurance markets; 9) Validus' ability to implement its business strategy during “soft” as well as “hard” markets; 10) adequacy of Validus' or Transatlantic’s loss reserves; 11) continued availability of capital and financing; 12) retention of key personnel; 13) competition in the insurance and reinsurance markets; 14) potential loss of business from one or more major reinsurance or insurance brokers; 15) the credit risk Validus assumes through its dealings with its reinsurance and insurance brokers; 16) Validus' or Transatlantic’s ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 17) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 18) the integration of businesses Validus may acquire or new business ventures Validus may start; 19) the legal, regulatory and tax regimes under which we operate; 20) the effect on Validus' or Transatlantic’s investment portfolios of changing financial market conditions, including inflation, interest rates, liquidity and other factors; 21) acts of terrorism or outbreak of war or hostilities; and 22) availability of reinsurance and retrocessional coverage, as well as management’s response to any of the aforementioned factors. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Validus’ and Transatlantic’s most recent reports on Form 10-K and Form 10-Q and other documents of Validus and Transatlantic on file with the Securities and Exchange Commission. Any forward-looking statements made in this presentation are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Validus or its business, operations or financial condition. Except to the extent required by applicable law, Validus undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise. No rating agency (A.M. Best, Moody’s, or Standard & Poor’s) has specifically approved or disapproved or otherwise taken definitive action on the potential transaction. 2

Additional Information and Participants in the Solicitation Additional Information about the Proposed Transaction and Where to Find It: This presentation relates to a proposed business combination transaction between Validus and Transatlantic which may become the subject of a registration statement and relevant solicitation materials filed by Validus with the Securities and Exchange Commission. This presentation is not a substitute for the registration statement and relevant solicitation materials that Validus may file with the Securities and Exchange Commission or any other documents which Validus may send to its or Transatlantic’s shareholders in connection with the proposed transaction. Investors and security holders are urged to read the registration statement and relevant solicitation materials and all other relevant documents if and when they become available because they will contain important information about the proposed transaction. All such documents, if filed, would be available free of charge at the Securities and Exchange Commission’s website (www.sec.gov) or by directing a request to Innisfree M&A Incorporated at (877) 717-3929 (banks and brokers call collect at (212) 750-5833). Participants in the Solicitation: Validus and certain of its directors and officers may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction. Information about Validus' directors and officers is available in Validus' proxy statement, dated March 23, 2011 for its 2011 annual general meeting of shareholders. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and relevant solicitation materials that Validus may file with the Securities and Exchange Commission in connection with the proposed transaction. Third Party-Sourced Information: Certain information included in this presentation has been sourced from third parties. Validus does not make any representations regarding the accuracy, completeness or timeliness of such third party information. Permission to quote third party sources neither sought nor obtained. 3

Note on Non-GAAP Financial Measures 4 In presenting the Company’s results herein, management has included and discussed certain schedules containing net operating income (loss) that are not calculated under standards or rules that comprise U.S. GAAP. Such measures are referred to as non-GAAP. Non-GAAP measures may be defined or calculated differently by other companies. We believe that these measures are important to investors and other interested parties. These measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP. Net income is the most directly comparable GAAP measure. Net operating income focuses on the underlying fundamentals of our operations without the influence of net realized gains (losses) from the sale of investments, net unrealized gains (losses) on investments, gains (losses) arising from translation of non-US$ denominated balances and non-recurring items. Realized gains (losses) from the sale of investments are driven by the timing of the disposition of investments, not by our operating performance. Gains (losses) arising from translation of non-US$ denominated balances are unrelated to our underlying business. Reconciliations to the most comparable GAAP measure for operating income can be found in the appendix to this presentation.

Executive Summary and Overview As the Transatlantic Holdings, Inc. Board of Directors considers the Validus Holdings, Ltd. proposal, we wanted to provide supplemental information concerning our proposal As we have stated publicly, we consider our proposal to be a Superior Proposal within the meaning of the Transatlantic/Allied World Merger Agreement The intention of this document is to provide supplemental information on our intended operation of the combined Validus/Transatlantic post-transaction and our plans to create superior long-term value for the combined company’s shareholders after the merger We do, however, wish to highlight the superior upfront economics of the Validus proposal 27.1% premium to the June 10, 2011 Transatlantic unaffected share price of $44.011 Current premium of 5.8% ($2.86 per Transatlantic share) to the Allied World transaction2 In contrast, the implied value of Allied World’s offer is currently at a 5.0% discount to the Transatlantic share price2 5 1 Based on Transatlantic ($44.01) closing price on June 10, 2011 and Validus ($30.81) closing price on July 12, 2011 2 Based on Validus ($28.25), Transatlantic ($51.68) and Allied World ($55.80) closing prices on July 15, 2011 Source: Bloomberg

Compelling Post-Combination Business Plan, Driving Long-Term Value

- Our goal is to create a unique, global leader in reinsurance
  - Creating a large, nimble company deploying capital effectively to maximize underwriting profitability and achieve superior growth in book value per share
  - Continuing to aggressively manage capital, consistent with Validus' past practice
  - Recognized leader in multiple classes, emphasizing short-tail lines while positioned for cycle management

2010 Property Catastrophe Premium[1]



$1,500
$1,000
$500
$0
$mm
= Transatlantic
= Sidecars
$1,046
$1,042
$572
$431
$43
$630
$412
$684
$625
$584
$572
$475
$453
$431
$378
$370
$310
$292
$273
$268
$203
$189
$151
$148
TRH + VR Pro Forma²
RNR³
PRE
RE
BRK
VR
FSR
AXS
TRH
HNR1⁴
XL
ENH
AHL
MRH
PTP
ACGL
AGII
LRE
ALTE

Combined Business Mix[5]



VALIDUS GROUP
FI / Marine Liab. 4%
Property Cat 29%
Other Short-tail 44%
Other Property 23%
Transatlantic Re
Property Cat 11%
Other Casualty 13%
Other Property 18%
Specialty Casualty 28%
Casualty Short-tail 30%
Property Cat 17%
Other Casualty 8%
Specialty Casualty 19%
Other Property 20%
Casualty Short-tail 21%
Other Short-tail 15%

[1] Based on Property Catastrophe GPW for 2010, except ACGL, which is NPW
[2] Pro forma for Validus ($572mm), Transatlantic ($431mm) and AlphaCat Re 2011 ($43mm)
[3] Includes RNR ($630mm), DaVinci ($364mm) and Top Layer ($48mm)
[4] Converted to USD at 2010 average historical exchange rate of 1.325 USD/EUR
[5] Based on 2010 GPW for Validus and NPW for Transatlantic
Note: "Casualty short-tail" = A&H, Ocean Marine, Aviation, Auto Liability, Surety, Credit, Validus FI and Marine Liability; "Specialty Casualty" for Validus / Transatlantic = D&O, E&O and Med Mal
Source: SNL, Company filings

VALIDUS GROUP

6

Post-Combination Brand, Management and Governance Historically, Transatlantic did not develop operations in Bermuda or at Lloyd’s, which are natural extensions of Transatlantic’s worldwide reinsurance franchise Validus brings leading positions in each market, through our Validus Re and Talbot subsidiaries, as well as an EU passport through Validus Re Europe Limited Validus intends that each company’s brand will continue on in their respective markets after a merger Talbot continues to trade under its own established brand with its pre-acquisition management four years after combining with Validus Validus believes that retaining the Transatlantic brand will preserve the established brand equity to the benefit of shareholders As with the Talbot transaction, Validus seeks to retain the Transatlantic management team, including: Mike Sapnar to run the Transatlantic Re operations Bob Orlich’s continuing involvement as an advisor and consultant to the business Validus is willing to consider an increase of its Board size to add representation from Transatlantic 7

Potential Combination Synergies In addition to the aggregate earnings power resident in a combined Validus/Transatlantic, we believe there are significant opportunities to expand earnings and ROE through combination synergies We believe these potential synergies substantially exceed the $80 million cited by Allied World and Transatlantic in their joint June 13, 2011 conference call Once Validus and Transatlantic have combined, we see potential synergies in: Eliminating Transatlantic’s public company costs Restructuring the legal entity organization such that Transatlantic’s non-U.S. subsidiaries are no longer CFCs Optimizing the combined company’s catastrophe portfolio and harmonizing our respective risk appetites Taking steps to maximize the after-tax returns on our combined investment portfolios Validus does not expect material employee-based cost savings We estimate that the combination of a predominately short-tail business like Validus, where PML is the greatest capital constraint, with Transatlantic's large premium and reserve base, results in a better spread of risk and increases our excess capital by over $500 million1 We and our advisors will be pleased to meet with you to review these potential synergies, in compliance with the provisions of your agreement with Allied World 8 1 Based on Validus’ internal capital modeling Source: Validus analysis

Returning Excess Capital to Shareholders After the IPC Acquisition Combined pro forma shareholders’ equity of $4.17 billion at June 30, 2009 Cash consideration to IPC shareholders of $420.8 million Post-closing share repurchases of $947.2 million through March 31, 2011 Post-closing dividends of $181.0 million Shareholders’ equity of $3.32 billion at March 31, 2011 9 In total, Validus has returned $1.55 billion of excess capital since the IPC acquisition, or 77% of IPC’s pre-transaction equity Source: Validus analysis Validus Shareholders‘ Equity $3.32 billion at 03/31/2011 $mm $2,152 $2,014 $421 $947 $181 $698 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 Pre - Merger (1) Cash paid (2) Repurchases (3) Dividends (4) Other (5) VR Shareholders' Equity $3.32 billion at 03/31/2011

Post-Combination Business Plan – Capital Management

Significant Capital Availability

- Active capital management is a core element of Validus' strategy and has contributed to the premium valuation accorded to the Company
- The Validus share repurchase program has $382.0 million remaining under the December 2010 Board authorization
  - The combination of Validus and Transatlantic creates $1.1 billion of pre-synergy, pre-catastrophe earnings power which can be available for expanded share repurchase activity[1]
  - Validus plans to manage capital post-combination in a manner consistent with our past practices
- As an example, from repurchase program inception at November 11, 2009 through May 6, 2011, Validus has repurchased 35.0 million common shares for $947.2 million (26.7% of shares outstanding from program inception)

Combined LTM Earnings Power ($000s)[2]

	Validus	Transatlantic	Combined
Reported net income	$ 348,578	$ 196,174	$ 544,752
Net operating income	$ 293,740	$ 140,204	$ 433,944
Pretax catastrophe costs	479,300	617,400	1,096,700
Tax effect	-	(234,900)	(234,900)
Pre-catastrophe earnings	773,040	522,704	1,295,744
Prior period reserve (releases)/development	(156,426)	(65,476)	(221,902)
Tax on PPD	-	22,917[3]	22,917
Pre-catastrophe accident year earnings	616,614	480,145	1,096,759

[1] The timing, form and amount of the share repurchases under the program will depend on a variety of factors, including market conditions, the Company's capital position relative to internal and rating agency targets, legal and regulatory requirements, contractual compliance and other factors. The repurchase program may be modified, extended or terminated by the Board at any time

[2] LTM as of 3/31/2011

[3] Assuming statutory tax rate of 35%

Source: Company filings, Validus analysis

VALIDUS GROUP

10

Appendix

Net Operating Income Reconciliation 12 Validus Holdings, Ltd. Non-GAAP Financial Measure Reconciliation Net Operating Income, Net Operating Income per share and Annualized Net Operating Return on Average Equity (Expressed in thousands of U.S. Dollars, except share and per share information) March 31, 2011 March 31, 2010 December 31, 2010 December 31, 2009 Net (loss) income (172,364) $ (118,378) $ 402,564 $ 897,407 $ Adjustments for: Gain on bargain purchase, net of expenses - - - (287,099) Realized (gain) on repurchase of debentures - - - (4,444) Net realized (gains) losses on investments (6,379) (11,398) (32,498) 11,543 Net unrealized losses (gains) on investments 12,828 (15,413) (45,952) (84,796) Foreign exchange losses (gains) 467 8,764 (1,351) 674 Net operating (loss) income (165,448) (136,425) 322,763 533,285 less: Dividends and distributions declared on outstanding warrants (1,984) (1,749) (6,991) (6,507) Net operating (loss) income, adjusted (167,432) $ (138,174) $ 315,772 $ 526,778 $ Net (loss) income per share - diluted (1.78) $ (0.95) $ 3.34 $ 9.24 $ Adjustments for: Gain on bargain purchase, net of expenses - - - (2.95) Realized (gain) on repurchase of debentures - - - (0.05) Net realized (gains) losses on investments (0.06) (0.09) (0.27) 0.12 Net unrealized losses (gains) on investments 0.13 (0.12) (0.38) (0.88) Foreign exchange losses (gains) - 0.07 (0.01) 0.01 Net operating (loss) income per share - diluted (1.71) $ (1.09) $ 2.68 $ 5.49 $ Weighted average number of common shares and common share equivalents 97,944,340 126,633,277 120,630,945 97,168,409 - - - - Average shareholders' equity 3,410,076 3,895,343 3,731,945 2,822,200 0.0% 0.0% 0.0% 0.0% Annualized net operating return on average equity -19.4% -14.0% 8.6% 18.9% Three months ended Year ended